UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K includes (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2019 and 2018 and (2) the unaudited interim condensed consolidated and combined financial statements and related notes of Grindrod Shipping Holdings Ltd. for the six months ended June 30, 2019 and 2018.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenue and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below and in our other filings with the SEC. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by us at the time these statements were made. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	our future operating or financial results;

•	the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region;

•	cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the drybulk and tanker shipping industries, including the market for our vessels;

•	changes in the value of our vessels;

•	changes in our business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	competition within the drybulk and tanker industries;

•	seasonal fluctuations within the drybulk and tanker industries;

•	our ability to employ our vessels in the spot market and our ability to enter into time charters after our current charters expire;

•	general economic conditions and conditions in the oil and coal industries;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies and oil producers;

•	the failure of counterparties to our contracts to fully perform their obligations with us;

•	our ability to execute our growth strategy;

•	international political conditions, including additional tariffs imposed by China and the United States;

•	potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events;

•	vessel breakdowns;

•	corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate;

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•	fluctuations in interest rates and foreign exchange rates and the uncertainty surrounding the continued existence of the London Interbank Offered Rate, or LIBOR;

•	changes in the costs associated with owning and operating our vessels;

•	changes in, and our compliance with, governmental, tax, environmental, health and safety regulations, including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels;

•	potential liability from pending or future litigation;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	the continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels;

•	our dependence on key personnel;

•	our expectations regarding the availability of vessel acquisitions and our ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory;

•	adequacy of our insurance coverage;

•	effects of new technological innovation and advances in vessel design;

•	our ability to realize the benefits of the Spin-Off (as defined below);

•	our ability to operate as an independent entity; and

•	the other factors set out in “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Annual Report”) filed with the Securities and Exchange Commission (“SEC”).

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Report on Form 6-K or to reflect the occurrence of unanticipated events except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of financial condition and results of operations together with our unaudited interim condensed consolidated and combined financial statements, including the notes, and the other financial information appearing elsewhere in this Report on Form 6-K, and with our audited combined financial statements appearing in our 2018 Annual Report filed with the SEC. Certain information contained in this discussion and analysis and elsewhere in this Report on Form 6-K includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements” in this Report on Form 6-K and in “Item 3. Key Information—Risk Factors” of the 2018 Annual Report filed with the SEC for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Report on Form 6-K.

In this Report on Form 6-K, unless otherwise indicated, all references to “we”, “us,”, “Group”, “our” and Grindrod Shipping refer to Grindrod Shipping Holdings Ltd. and its subsidiaries.

On June 18, 2018, we acquired the shipping business of Grindrod Limited’s wholly-owned shipping business subsidiaries, Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA. We refer to this transaction in this Report on Form 6-K as the “Spin-Off.”

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Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and tankers. We own some of our vessels directly and some of our vessels in joint venture arrangements. We operate two businesses primarily in: the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments; and the tankers business, which is further divided into medium range tankers, small tankers, and other operating segments. Activities that do not relate to these business segments are accumulated in an ‘‘unallocated’’ segment. Our historical business also includes a container business which we held through Ocean Africa Container Lines division, or OACL, and a bunker business which we held through Unicorn Bunker Services (Pty) Ltd, or Unicorn Bunker, both of which were sold in the first quarter of 2018.

Our handysize and supramax/ultramax operating fleet consists of 24 owned drybulk carriers (including 13 drybulk carriers that we own through joint ventures) and seven long-term chartered-in drybulk carriers. We have 17 handysize drybulk carriers and 14 supramax/ultramax drybulk carriers in our operating fleet with sizes ranging from 28,240 dwt to 61,330 dwt. We also have one ultramax drybulk carrier under construction with a size of 61,000 dwt which is expected to be delivered in September 2019. In addition, we have entered into time charter agreements relating to two 62,000 dwt ultramax drybulk vessels under construction, which are expected to be delivered in 2020. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market or under contracts of affreightment (“COAs”).

Our tanker operating fleet consists of seven owned tankers and two long-term chartered-in tankers. We have seven medium range tankers and two small tankers in our operating fleet with sizes ranging from 16,890 dwt to 51,570 dwt. Our tankers carry petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tankers do not carry crude oil. Our tankers are also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tankers are currently employed in pools of similarly sized vessels, commercially managed by third parties, and under various other arrangements, including charter-out, bareboat charter, under COAs or in the spot market.

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The following table sets forth certain summary information regarding our Fleet as of the date of this Report on Form 6-K:

Drybulk Carriers — Owned Fleet (24 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage	Type of Employment
Handysize – Eco
IVS Tembe(3)	2016	Japan	37,740	33.5%	IVS Commercial(7)
IVS Sunbird(3)	2015	Japan	33,400	33.5%	IVS Handysize Pool
IVS Thanda(3)	2015	Japan	37,720	33.5%	IVS Commercial(7)
IVS Kestrel(3)	2014	Japan	32,770	33.5%	IVS Handysize Pool
IVS Phinda(3)	2014	Japan	37,720	33.5%	IVS Commercial(7)
IVS Sparrowhawk(3)	2014	Japan	33,420	33.5%	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%	IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%	IVS Handysize Pool
IVS Kinglet(8)	2011	Japan	33,130	100%	IVS Handysize Pool
IVS Magpie	2011	Japan	28,240	100%	IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%	IVS Handysize Pool
IVS Knot(6)(8)	2010	Japan	33,140	100%	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%	IVS Handysize Pool
IVS Triview(1)	2009	Japan	32,280	51%	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%	IVS Handysize Pool
IVS Nightjar	2004	Japan	32,320	100%	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Okudogo	2019	Japan	61,330	100%	IVS Supramax Pool
IVS Swinley Forest(3)	2017	Japan	60,490	33.5%	IVS Supramax Pool
IVS Gleneagles(3)	2016	Japan	58,070	33.5%	IVS Supramax Pool
IVS North Berwick(3)	2016	Japan	60,480	33.5%	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	33.5%	IVS Supramax Pool
IVS Hirono(3)	2015	Japan	60,280	33.5%	IVS Supramax Pool
IVS Wentworth(3)	2015	Japan	58,090	33.5%	IVS Supramax Pool

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Drybulk Carriers — Long-Term Charter-In Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period	Type of Employment
Supramax/Ultramax – Eco
IVS Phoenix	2019	Japan	61,470	2022-24(2)	IVS Supramax Pool
IVS Hayakita(6)	2016	Japan	60,400	2023-26(2)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26(2)	IVS Supramax Pool
IVS Augusta(6)	2015	Philippines(4)	57,800	2020-22(2)	IVS Supramax Pool
IVS Pinehurst(6)	2015	Philippines(4)	57,810	2020-22(2)	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2019-21(2)	IVS Supramax Pool
IVS Naruo(6)	2014	Japan	60,030	2021-24(2)	IVS Supramax Pool

Drybulk Carriers Under Construction — Owned Fleet (1 Vessel)

Vessel Name	Expected Delivery	Country of Build	DWT	Ownership Percentage
Supramax/Ultramax – Eco
IVS Prestwick	September 2019	Japan	61,000	100%

Drybulk Carriers Under Construction — Long-Term Charter-In Fleet (2 Vessels)

Vessel Name	Expected Delivery	Country of Build	DWT	Charter-In Period
Supramax/Ultramax – Eco
IVS Pebble Beach(6)	3Q 2020	Japan	62,000	2022-24(2)
IVS Atsugi(6)	3Q 2020	Japan	62,000	2022-24(2)

Tankers – Owned Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires 2020-22) (2)
Leopard Moon	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Leopard Sun	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Medium Range Tankers
Rhino	2010	South Korea	39,710	II, III	100%	Handy Tanker Pool
Inyala	2008	South Korea	40,040	III	100%	Handy Tanker Pool
Small Product Tankers
Kowie	2010	China	16,890	II, III	100%	Brostrom Tanker Pool
Breede	2009	China	16,900	II, III	100%	Spot Market and COA

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Tankers – Long-Term Charter-In Fleet (2 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Charter-In Period	Type of Employment
Medium Range Tankers – Eco
Doric Breeze	2013	South Korea	51,570	II, III	2Q 2020	Vitol Commercial(5)
Doric Pioneer	2013	South Korea	51,570	II, III	1Q 2020	Vitol Commercial(5)

(1)	Owned through a joint venture with Mitsui & Co., Ltd. in which we have a 51% interest.
(2)	Expiration date range represents the earliest and latest redelivery periods due to extension options.
(3)	Owned through a joint venture with Regiment Capital Ltd. and Sankaty European Investments III, S.à.r.l. in which we have a 33.5% interest.
(4)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.
(5)	Our eco product tankers, other than Matuku, are commercially managed by Mansel Pte. Ltd. Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by Vitol.
(6)	Includes purchase options for Grindrod Shipping. For IVS Augusta and IVS Pinehurst, Grindrod Shipping has the option to purchase either, but not both, of these vessels of its choice.
(7)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.
(8)	IVS Knot has undergone a financing arrangement in which we sold the vessel but retained the right to control the use of the vessel for a period up to 2030, and we have an option to acquire the vessel commencing in 2021. We regard the vessel as owned since we have retained the right to control the use of the vessel. We expect to enter into a similar arrangement in respect of IVS Kinglet in September 2019 that would result in net cash proceeds of $6.3 million, after repayment of debt associated with IVS Kinglet, though we can provide no assurances that this transaction will be concluded.

Components of Our Operating Results

Revenue.    Revenue includes vessel revenue, ship sales, and other revenue. Vessel revenue consists of charter hire revenue and freight revenue. Charter hire revenue primarily relates to time charter contracts and freight revenue primarily relates to voyage charter contracts and pool distributions (which consist of distributions to us of net earnings relating to our vessels in pools operated by third parties). Ship sales include ship sales as well as the sale of bunkers and other consumables relating to ships sold. Other revenue includes management fees and other revenue.

We generate revenue by charging customers for their use of our vessels or for the transportation by us of their drybulk and liquid bulk cargoes. Historically, these services generally have been provided by operating our vessels in commercial pools, in the spot market, and on time charters. We also manage our charter rate risk and employment risk by using forward freight arrangements and entering into COAs from time to time.

The table below illustrates in general the primary distinctions among these different employment arrangements.

	Commercial Pool	Spot Market	Time Charters
Typical contract length	Varies	Varies	Varies
Charter hire rate basis(1)	Varies	Varies	Daily
Voyage expenses	Pool pays	We or customer pays	Customer pays
Vessel operating costs for owned vessels	We pay	We pay	We pay
Charter hire expense for vessels chartered-in by us	We pay	We pay	We pay
Off-hire(2)	Pool does not pay	Customer does not pay	Customer does not pay

(1)	“Charter hire rate” refers to the basic payment from the charterer for the use of the vessel under time charter.
(2)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charter hire expense when the vessel is off-hire. And for time chartered-out vessels, the charterer is not obliged to pay us the charter hire expense when the vessel is off-hire.

We also generate revenue by acting as commercial manager for vessels owned by our joint ventures or by third parties, and as technical manager for vessels owned by our joint ventures. The commercial management services we provide are in respect of our management and operation of our drybulk handysize pool, or the IVS Handysize Pool, and our drybulk, supramax and ultramax pool, or the IVS Supramax Pool, and the commercial management of three large drybulk handysize vessels we own through a joint venture that, due to their size, do not trade in the IVS Handysize Pool. Commercial management fees are charged per vessel as a fixed daily fee plus a fixed percentage of the TCE revenue achieved by the managed vessel. Technical management fees are charged at an agreed fixed amount per year or part thereof to cover our time and expertise.

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Cost of sales.    Cost of sales includes voyage expenses, which represent the direct costs associated with operating a vessel between loading and discharge at the applicable ports and include pool distributions (which consist of net earnings payable to third-party and joint venture owners of vessels in the pools we manage), fuel expenses, port expenses, other expenses and freight forward agreements; vessel operating costs, which consist of crew expenses, repairs and maintenance, insurance, and other costs associated with the technical management of the fleet; charter hire costs, which, following the application of IFRS 16 Leases (“IFRS 16”), primarily relate to short term time charter-in contracts; depreciation and amortization - owned assets; depreciation - right of use assets; other expenses, which consist of provision for onerous contracts, and other logistic purchases; and cost of ship sale, which consists of cost of sales on sale of ships classified as inventories and cost of sales on sale of bunkers and other consumables.

Other operating (expense) income.    Other operating expense consists of impairment loss on assets, foreign exchange loss, loss on disposal of investment in subsidiaries and other operating expenses. Other operating income consists of dividend income and foreign exchange gain.

Administrative expenses.    Administrative expenses comprise general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, listing and exchange related costs, and other general administrative expenses. Personnel costs include, among other things, salaries and short- and long-term incentives, pension costs, fringe benefits, travel costs and health insurance.

Share of losses of joint ventures.    Share of losses of joint ventures relates to profits or losses attributable to our joint ventures. Our joint ventures are accounted for on an equity basis.

Interest income.    Interest income primarily relates to interest on loans to joint ventures; bank interests; and other interests.

Interest expense.    Interest expense primarily relates to interest on ship loans, interest on loans from related companies, interest on bank loans and interest determined under IFRS 16 that relates to leases.

Factors Affecting Our Results of Operations and Financial Condition

The principal factors which affect our results of operations and financial condition include:

•	strength of world economies, in particularly in China and the rest of the Asia-Pacific region;
•	cyclicality in the drybulk and tanker industries and volatility of charter rates which is impacted by supply and demand;
•	seasonality;
•	our ability to successfully compete in the drybulk and tanker markets and employ or procure the employment of our vessels at economically attractive rates;
•	changes in supply of drybulk and tanker vessels;
•	the duration of our charter contracts and market conditions when charters expire;
•	our decisions relating to vessel acquisitions and disposals and our ability to buy and sell vessels, and to charter-in vessels at prices we deem satisfactory;
•	the strength of and growth in the number of our customer relationships;
•	an increase in the price of bunker or other market-related increases to components of our costs of sales, including the costs associated with the IMO 2020 regulations limiting sulfur content in fuels;
•	depreciation on our vessels and potential impairment charges;
•	the amount of time and expense that we spend positioning our vessels and changes in trade routes for a variety of reasons, including as a result of additional trade tariffs imposed by China and the United States;
•	loss of operating days through accidents or other damage to our vessels, as well as a result of disruptions along our operating routes;
•	the failure of counterparties to fully perform their contracts with us;
•	the required maintenance capital expenditures relating to our vessels and other administrative expenses;
•	the amount of expense incurred, and time that our vessels spend, in drydock undergoing repairs;
•	the age, condition and specifications of our vessels;
•	the effective and efficient technical management of our vessels and our vessel operating costs;
•	our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies;

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•	our ability to access capital to finance our Fleet, including our ability to pay down our existing credit facilities if the fair market values of our vessels decline;
•	our level of debt and related interest expense;
•	fluctuations in interest rates, and foreign exchange rates, and the uncertainty surrounding the continued existence of LIBOR;
•	corruption, piracy, militant activities, political instability and terrorism in locations where we may operate;
•	losses or provisions for losses on uncollectible revenue;
•	the effectiveness of forward freight agreements, bunker swaps and other contracts we may enter into to manage our revenue and expenses and costs in unwinding them;
•	the cost and adequacy or otherwise of our insurance coverage;
•	fluctuations in foreign currency exchange rates; and
•	inflation.

The Spin-Off

The unaudited interim condensed consolidated and combined financial statements presented in this Report on Form 6-K represent the combined financial statements of GSPL and GSSA prior to June 18, 2018 and were derived from combining the financial statements of Grindrod Limited’s wholly-owned shipping subsidiaries, GSPL and GSSA. Subsequent to June 18, 2018, our financial statements represent the consolidated financial statements of the company as a separate publicly traded company following the spin-off of GSPL and GSSA from Grindrod Limited. On January 1, 2018 two of GSSA’s businesses, OACL and Unicorn Bunker, were sold to another Grindrod Limited subsidiary and such businesses are not part of our results of operations for periods following the disposal on January 1, 2018, however, the proceeds from these sales remained with us following the Spin-Off.

Accordingly, our historical results of operations may not be indicative of our future results of operations or financial condition as a separate, stand-alone public company.

Non-GAAP Financial Measures

The financial information included in this Report on Form 6-K includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day. TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

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Below is a reconciliation from TCE revenue to revenue:

	Six Months ended June 30,
	2019			2018
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	50,228	(27,296)	22,932	52,955	(24,805)	28,150
Supramax/ultramax	71,401	(37,118)	34,283	73,082	(35,344)	37,738
Medium Range Tankers	20,294	(3,891)	16,403	18,946	(3,773)	15,173
Small Tankers	7,437	(1,081)	6,356	8,966	(2,169)	6,797
Other drybulk carriers	-			1,215
Other tankers	2,569			2,570
Other revenue	19,542			3,424
Adjustments*	(4,251)			(10,317)

Revenue	167,220			150,841

*	Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated and combined financial statements.

Vessel operating costs per day. Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and operating days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day. Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our Fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Before the application of IFRS 16 on January 1, 2019, long-term charter-in costs were included in charter hire costs in the statement of profit and loss. From January 1, 2019, charter hire costs in the statement of profit and loss only includes charter costs that meet the definition of short-term leases in terms of IFRS 16 which, due to practical expedients allowed under IFRS 16, for the period from January 1, 2019 to December 31, 2019 includes charter costs relating to some but not all of our long-term charter-in vessels, with the charter costs relating to the remainder of our long-term charter-in vessels presented as lease payments on ships. Accordingly, charter hire costs and lease payments on ships together comprise “adjusted charter hire costs”.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the company’s long-term chartered-in vessels.

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Below is a reconciliation from long-term charter-in costs to adjusted charter hire costs.

	Six Months ended June 30,
	2019
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	7,153	-	7,153	-	7,153	7,153
Supramax/ultramax	21,329	11,938	33,267	14,041	19,226	33,267
Medium Range Tankers	2,769	2,769	5,538	5,538	-	5,538
Small Tankers	-	-	-	-	-	-
Others	-	-	-			-
Adjustments(*)	(502)	-	(502)			(502)
	30,749	14,707	45,456			45,456

	Six Months ended June 30,
	2018
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	8,418	-	8,418	1,556	6,862	8,418
Supramax/ultramax	36,680	-	36,680	15,607	21,073	36,680
Medium Range Tankers	7,990	-	7,990	7,990	-	7,990
Small Tankers	-	-	-	-	-	-
Others	1,468	-	1,468			1,468
Adjustments(*)	(276)	-	(276)			(276)
	54,280	-	54,280			54,280

*	Charter hire, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated and combined financial statements.

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before income tax expense or credit, interest income, interest expense, share of (profit)/loss of joint ventures and depreciation and amortization. For periods commencing January 1, 2019, interest expense and depreciation and amortization include amounts relating to leases and classified, as appropriate, as interest expense or depreciation – right of use assets under the application of IFRS 16. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to loss for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

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The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the six months ended June 30, 2019 and June, 30 2018:

	Six Months ended June 30,
(In thousands of U.S. dollars)	2019	2018

Loss for the period	$(18,954)	$(13,453)
Adjusted for:
Income tax expense	633	2,147
Interest income	(1,215)	(1,945)
Interest expense	5,815	2,961
Share of losses of joint ventures	1,538	1,372
Depreciation and amortization	22,610	6,763

EBITDA	$10,427	$(2,155)

Adjusted for
Listing costs	-	4,079
Impairment loss on ships	4,304	-
Gain on disposals of businesses	-	(3,255)
Gain on deemed disposal of previously held joint venture	-	(324)

ADJUSTED EBITDA	$14,731	$(1,655)

Headline Loss. The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline Loss Per Share and Diluted Headline Loss Per Share. Headline Loss Per Share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ from the Headline Loss Per Share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline Loss for the period represents Loss for the period adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline Loss Per Share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Loss for the period to Headline Loss for the six months ended June 30, 2019 and June, 30 2018.

	Six Months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2019	2018
Reconciliation between loss for the period and headline loss:
Loss for the period	$(18,954)	$(13,453)
Adjusted for:
- Impairment loss on joint venture’s ship	-	1,423
- Impairment loss on ships	4,304	-
- Loss (Gain) on disposals of plant and equipment	193	(63)
- Gain on disposals of businesses	-	(3,255)
- Gain on deemed disposal of previously held joint venture	-	(324)
- Capital gains tax on sale of businesses	-	1,809
Headline Loss	$(14,457)	$(13,863)

Number of shares on which the per share figures have been calculated	19,063,833	19,063,833
Basic and diluted loss per share	$(0.99)	$(0.71)
Basic and diluted headline loss per share	$(0.76)	$(0.73)

IFRS 16. The “Results of Operations” and “Liquidity and Capital Resources—Cash Flow Discussions” sections in this Report on Form 6-K for the six months ended June 30, 2019 reflects the adoption of IFRS 16 on January 1, 2019 using the modified retrospective approach (as defined below). Under this approach, comparative information is not restated. We have presented below, the amounts by which each financial statement line item is affected in the current reporting period by the application of IFRS 16 as compared to IAS 17 Leases (“IAS 17”) that was in effect before the change. Please see “—Recent Accounting Pronouncements—IFRS Leases” below.

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Our management believes that these non-GAAP measures provide comparability of the financial results and cash flow position that was reported for the six months ended June 30, 2018 and also believes that these non-GAAP measures provide investors the ability to better understand the results from the primary operation of our business in 2019 compared with 2018. These non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Impact of IFRS 16 on the Statement of Profit or Loss and Other Comprehensive Income for the six months ended June 30, 2019

(In thousands of U.S. dollars)	Under previous IFRS	Adoption of IFRS 16 (i)	Under new IFRS
Cost of sales
Charter hire costs	$(45,456)	$14,707	$(30,749)
Vessel operating costs	(16,820)	71	(16,749)
Depreciation – right of use assets	-	(13,821)	(13,821)
Administrative expenses	(13,320)	7	(13,313)
Interest expense	(4,073)	(1,742)	(5,815)

Impact of IFRS 16 on the Statement of Cash Flows for the six months ended June 30, 2019

(In thousands of U.S. dollars)	Under previous IFRS	Adoption of IFRS 16 (ii)	Under new IFRS

Cash used in operating activities	(45,687)	13,244	(32,443)
Cash generated from financing activities	16,014	(13,244)	2,770

(i) The standard requires the change in the amount and presentation of expenses related to leases formerly recorded as operating leases. Operating leases were previously recorded as “Charter hire costs” for ships, “Vessel operating costs” for ship equipment and “Administrative expenses” for property. When applying IFRS 16, the expense is split into “Interest expense” and “Depreciation – right of use assets”. Expenses relating to short-term leases and low value leases will continue to be expensed and disclosed in line with the previous treatment.

(ii) Payments of operating leases were previously presented as part of net cash used in operating activities. Under IFRS 16, the cash payments under the leases will be split between cash payments for the interest portion of the lease liability and cash payments for the principal portion. Payments for the principal portion will be presented in the financing activities and payments for the interest portion will remain in the operating activities.

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Results of Operations

Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2018

Certain financial data on a consolidated and combined basis and for our primary segments was as follows for the six months ended June 30, 2019 and 2018. This information was derived from our unaudited interim condensed financial statements for the respective periods.

Consolidated and Combined Results of Operations

Unaudited Condensed Consolidated and Combined Statement of Profit or Loss and Comprehensive data

	Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2019	2018
Revenue	$167,220	$150,841
Cost of sales
Voyage expenses	(74,382)	(71,513)
Vessel operating costs	(16,749)	(16,344)
Charter hire costs	(30,749)	(54,280)
Depreciation and amortization – owned assets	(8,496)	(6,649)
Depreciation – right of use assets	(13,821)	-
Other expenses	(352)	354
Cost of ship sale	(16,739)	-
Gross profit	5,932	2,409
Other operating (expense) income	(4,802)	5,965
Administrative expenses	(13,313)	(17,292)
Share of losses of joint ventures	(1,538)	(1,372)
Interest income	1,215	1,945
Interest expense	(5,815)	(2,961)
Loss before taxation	(18,321)	(11,306)
Income tax expense	(633)	(2,147)
Loss for the period	(18,954)	(13,453)

Loss per share (1):
- Basic and diluted	$(0.99)	$(0.71)

(1)	All per share figures for the six months ended June 30, 2019 and 2018 were calculated based on 19,063,833 shares.

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Segment Results of Operations (1)

	Six months ended June 30,
	2019	2018

Drybulk Carriers Business
Handysize Segment
Revenue	$58,983	$53,828
Cost of sales	$(60,479)	$(50,601)
Supramax/Ultramax Segment
Revenue	$71,963	$73,675
Cost of sales	$(72,569)	$(74,755)

Tanker Business
Medium Range Tanker Segment
Revenue	$27,647	$18,921
Cost of sales	$(24,510)	$(19,709)
Small Tanker Segment
Revenue	$15,917	$8,966
Cost of sales	$(14,284)	$(8,378)

(1)	Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our unaudited interim condensed consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

Set forth below are selected historical and statistical data of our operating fleet for the six months ended June 30, 2019 and 2018 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1). This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day which are non-GAAP measures. For a discussion and reconciliation of certain of these measures, see “Non-GAAP Financial Measures” above.

Drybulk Carriers Business

	Six months ended June 30,
(In thousands of U.S. dollars)	2019	2018

Handysize Segment
Calendar days(2)	3,306	3,293
Available days(3)	3,285	3,183
Operating days(4)	3,262	3,129
Owned fleet operating days(5)	2,341	2,339
Long-term charter-in days(6)	-	181
Short-term charter-in days(7)	921	609
Fleet utilization(8)	99.3%	98.3%
TCE per day(9)	$7,030	$8,997
Vessel operating costs per day(10)	$4,980	$5,238
Long-term charter-in costs per day(11)	$-	$8,600
Supramax/Ultramax Segment
Calendar days(2)	3,285	3,471
Available days(3)	3,280	3,423
Operating days(4)	3,271	3,402
Owned fleet operating days(5)	358	343
Long-term charter-in days(6)	1,106	1,196
Short-term charter-in days(7)	1,807	1,863
Fleet utilization(8)	99.7%	99.4%
TCE per day(9)	$10,481	$11,092
Vessel operating costs per day(10)	$4,428	$4,616
Long-term charter-in costs per day(11)	$12,695	$13,049

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Tankers Business
Medium Range Tankers Segment
Calendar days(2)	1,149	1,358
Available days(3)	1,149	1,346
Operating days(4)	1,149	1,311
Owned fleet operating days(5)	787	779
Long-term charter-in days(6)	362	532
Short-term charter-in days(7)	-	-
Fleet utilization(8)	100%	97.4%
TCE per day(9)	$14,276	$11,570
Vessel operating costs per day(10)	$6,576	$7,279
Long-term charter-in costs per day(11)	$15,298	$15,031
Small Tanker Segment
Calendar days(2)	541	634
Available days(3)	529	610
Operating days(4)	529	600
Owned fleet operating days(5)	529	600
Long-term charter-in days(6)	-	-
Short-term charter-in days(7)	-	-
Fleet utilization(8)	100%	98.4%
TCE per day(9)	$12,015	$11,323
Vessel operating costs per day(10)	$6,516	$7,750
Long-term charter-in costs per day(11)	$-	$-

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our unaudited interim condensed consolidated and combined financial statements which account for our investments in joint ventures under the equity method.
(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.
(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.
(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.
(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.
(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.
(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.
(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.
(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.

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(11)	Long-term charter-in costs per day: charter costs relating to long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Non-GAAP Financial Measures” above for a discussion of long-term charter-in costs and its reconciliation to charter hire costs.

The average long-term charter-in costs per day for the Supramax/ultramax fleet for the second half of 2019 is expected to be approximately $12,735/day. The average long-term charter-in costs per day for the medium range tanker fleet for the second half of 2019 is expected to be approximately $15,300/day.

Revenue. Revenue increased by $16.4 million, or approximately 10.9%, from $150.8 million for the six months ended June 30, 2018 to $167.2 million for the six months ended June 30, 2019. The largest component of revenue is vessel revenue. Vessel revenue remained relatively flat with a slight increase of $0.3 million, or approximately 0.2%, from $147.4 million for the six months ended June 30, 2018 to $147.7 million for the six months ended June 30, 2019. The increase in total revenue was primarily due to the sale of a small tanker vessel and a drybulk vessel, and improved spot rates in the tanker market, offset by a decrease in the spot rates in the drybulk market in the first half of 2019. Additionally, one of our joint ventures sold a medium range tanker in the first half of 2019 (see “—Tankers Business Total Revenue and Vessel Revenue,” which includes the results of our joint ventures on a proportionately consolidated basis).

Drybulk Business Total Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue and supramax/ultramax total revenue increased by $5.2 million and decreased by $1.7 million, respectively, or approximately 9.7% and 2.3%, respectively, from $53.8 million and $73.7 million, respectively, for the six months ended June 30, 2018 to $59.0 million and $72.0 million, respectively, for the six months ended June 30, 2019. The increase in the handysize total revenue is due to revenue arising from the sale of a vessel in the first half of 2019, partly offset by a general weakening of the spot market rates, and the decrease in the supramax/ultramax total revenue is due to the slight decrease in the number of operating days and the general weakening of the spot market rates.

Our handysize vessel revenue and supramax/ultramax vessel revenue decreased by $2.8 million and $1.7 million, respectively, or approximately 5.3% and 2.3%, respectively, from $53.0 million and $73.1 million, respectively, for the six months ended June 30, 2018 to $50.2 million and $71.4 million, respectively, for the six months ended June 30, 2019. This was primarily due to a general weakening of the drybulk spot market rates and, in respect of the supramax/ultramax vessel revenue, a slight decrease in the number of operating days.

Tankers Business Total Revenue and Vessel Revenue

In the tankers business, our medium range tankers and small tankers total revenue increased by $8.7 million and $6.9 million, respectively, or approximately 46.0% and 76.7%, respectively, from $18.9 million and $9.0 million, respectively, for the six months ended June 30, 2018 to $27.6 million and $15.9 million, respectively, for the six months ended June 30, 2019. The increase in the total revenue was primarily due to the sale of a medium range tanker and a small tanker and a general increase in medium range tanker and small tanker spot market rates in the first half of 2019.

Our medium range tankers and small tankers vessel revenue increased by $1.4 million and decreased by $1.6 million, respectively, or approximately 7.4% and 17.8%, respectively, from $18.9 million and $9.0 million, respectively for the six months ended June 30, 2018 to $20.3 million and $7.4 million, respectively, for the six months ended June 30, 2019. The increase in the medium range tankers vessel revenue was due to a general increase in the medium range tanker spot market charter rates offsetting the effect of fewer operating days, and the decrease in the small tankers vessel revenue was primarily due to the sale of a small tanker by one of our joint ventures in December 2018.

Drybulk Business TCE Revenue

Handysize TCE per day decreased by $1,967 per day, or approximately 21.9%, from $8,997 per day for the six months ended June 30, 2018 to $7,030 per day for the six months ended June 30, 2019. This decrease was due to a decrease in handysize spot market charter rates in the first half of 2019.

Supramax/ultramax TCE per day decreased by $611 per day, or approximately 5.5%, from $11,092 per day for the six months ended June 30, 2018 to $10,481 per day for the six months ended June 30, 2019. This decrease was due to a decrease in supramax /ultramax spot market charter rates in the first half of 2019.

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Tankers Business TCE Revenue

Medium range tankers TCE per day increased by $2,706 per day, or approximately 23.4%, from $11,570 per day for the six months ended June 30, 2018 to $14,276 per day for the six months ended June 30, 2019. This increase was due to an increase in medium range tanker spot market charter rates in the first half of 2019.

Small tankers TCE per day increased by $692 per day, or approximately 6.1%, from $11,323 per day for the six months ended June 30, 2018 to $12,015 per day for the six months ended June 30, 2019. This increase was due to an increase in small range tanker spot market charter rates in the first half of 2019.

Cost of sales. Cost of sales increased by $12.9 million, or approximately 8.7%, from $148.4 million for the six months ended June 31, 2018 to $161.3 million for the six months ended June 30, 2019. The largest component of cost of sales is voyage expenses, which increased by $2.9 million from $71.5 million for the six months ended June 30, 2018 to $74.4 million for the six months ended June 30, 2019. The second largest component of cost of sales is charter hire expense, which decreased by $23.6 million from $54.3 million for the six months ended June 30, 2018 to $30.7 million for the six months ended June 30, 2019. The increase in cost of sales is due to the costs of sales related to the sales of one handysized drybulk carrier, one medium range tanker and one small tanker. This increase was partially offset by lower charter hire costs as drybulk spot charter rates decreased in the first half of 2019 as well as the impact of IFRS 16 on cost of sales. The implementation of IFRS 16 has decreased cost of sales (charter hire costs decreased and depreciation of right of use assets increased by a lesser amount) and increased interest expense during the six months ended June 30, 2019.

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales increased by $9.9 million and decreased by $2.2 million, respectively, or approximately 19.6% and 2.9%, from $50.6 million and $74.8 million, respectively, for the six months ended June 30, 2018 to $60.5 million and $72.6 million, respectively, for the six months ended June 30, 2019. The increase in drybulk cost of sales for handysized vessels was primarily due to the cost of sale of the vessel sold in the first half of 2019 offset by a lower charter-in cost on short-term charters as drybulk spot charter rates decreased over the first half of 2019. The decrease in drybulk cost of sales for supramax/ultramax vessels was primarily due to the implementation of IFRS 16 which has decreased charter hire costs and increased depreciation of right of use assets by a lesser amount, and increased interest expense.

Our handysize voyage expenses and supramax/ultramax voyage expenses increased by $2.5 million and $1.8 million, respectively, or approximately 10.1% and 5.1%, from $24.8 million and $35.3 million, respectively, for the six months ended June 30, 2018 to $27.3 million and $37.1 million, respectively, for the six months ended June 30, 2019. These increases were primarily due to an increase in the number of voyage charters in 2019 compared to 2018. Our handysize vessel operating costs and supramax/ultramax vessel operating costs decreased from $13.1 million and $1.7 million, respectively for the six months ended June 30, 2018, to $11.9 million and $1.6. million for the six months ended June 30, 2019, respectively. The decrease in our handysize vessel operating costs was primarily due to a decrease in the number of owned handysized vessels operating in the first half of 2019 following the sale of a vessel in October 2018 and another in April 2019.

Handysize vessel operating costs per day decreased by $258 per day from $5,238 per day for the six months ended June 30, 2018 to $4,980 per day for the six months ended June 30, 2019. Supramax/ultramax vessel operating costs per day decreased by $188 per day from $4,616 per day for the six months ended June 30, 2018 to $4,428 per day for the six months ended June 30, 2019. These decreases were primarily due to a decrease in crew costs.

Tankers Business Cost of Sales

In the tankers business, our medium range tankers and small tankers cost of sales increased by $4.8 million and $5.9 million, respectively, or approximately 24.4% and 70.2%, respectively, from $19.7 million and $8.4 million, respectively, for the six months ended June 30, 2018 to $24.5 million and $14.3 million, respectively, for the six months ended June 30, 2019. This increase in tankers cost of sales was primarily due to an increase in the cost of ship sale on the sale of a medium range tanker and a small tanker. The increase was offset by the reduced number of small tankers operating in the first half of 2019 due to the sale of a vessel in December 2018 and the impact of IFRS 16 on the medium range tankers cost of sales in the same manner as described in “—Components of Our Operating Results—Cost of Sales” above.

Our medium range tankers voyage expenses remained relatively flat with an increase of $0.1 million and small tankers voyage expenses decreased by $1.1 million, or approximately 2.6% and 50.0%, respectively, from $3.8 million and $2.2 million, respectively, for the six months ended June 30, 2018 to $3.9 million and $1.1 million, respectively, for the six months ended June 30, 2019. The decrease in small tanker voyage expenses was primarily due to a small tanker that traded under a CoA and/or performed voyage charters during the six months ended June 30, 2018 being employed in a pool during the six months ended June 30, 2019.

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Our medium range tankers and small tankers vessel operating costs decreased by $0.7 million and $1.4 million, respectively, or approximately 11.9% and 28.6%, respectively, from $5.9 million and $4.9 million, respectively, for the six months ended June 30, 2018 to $5.2 million and $3.5 million, respectively, for the six months ended June 30, 2019. These decreases were primarily due to a decrease in the number of owned small tankers in the first half of 2019 and crew cost savings in respect of both the medium range tankers and small tankers.

Medium range tankers vessel operating costs per day decreased by $703 from $7,279 per day for the six months ended June 30, 2018 to $6,576 per day for the six months ended June 30, 2019. These decreases were primarily due to a decrease in crew costs.

Small tankers vessel operating costs per day decreased by $1,234 from $7,750 per day for the six months ended June 30, 2018 to $6,516 per day for the six months ended June 30, 2019. These decreases were primarily due to a decrease in crew costs.

Gross profit. Gross profit increased by $3.5 million, or 145.8%, from $2.4 million for the six months ended June 30, 2018 to $5.9 million for the six months ended June 30, 2019 primarily as a result of the improved rates in the tanker spot market in the six months to June 30, 2019 which was offset by the decrease in the drybulk spot market in that period.

Other operating (expense) income. Other operating (expense) income decreased by $10.8 million, or 180.0%, from $6.0 million operating income for the six months ended June 30, 2018 to $4.8 million operating expense for the six months ended June 30, 2019. For the six months ended June 30, 2019, we incurred a net foreign exchange loss of $0.3 million compared to a net foreign exchange gain of $2.9 million for the six months ended June 30, 2018 as a result of unrealized revaluations of foreign currency bank balances, vendor balances and customer balances at period end as well as realized gains. The sale of the OACL and Unicorn Bunker businesses resulted in a net profit of $3.3 million in the six months ended June 30, 2018 and the impairment of vessels in the six months ended June 30, 2019 amounted to $4.3 million.

Administrative expenses. Administrative expenses decreased by $4.0 million, or approximately 23.1%, from $17.3 million for the six months ended June 30, 2018 to $13.3 million for the six months ended June 30, 2019 primarily as a result of expenses relating to the Spin-Off. Administrative expenses for periods prior to the Spin-Off also include charges billed to us and our subsidiaries by Grindrod Limited’s subsidiaries that generally relate to the cost of corporate resources previously provided by Grindrod Limited. These charges ceased as of the closing date of the Spin-Off. In addition, each of our wholly-owned subsidiaries, GSPL and GSSA, are parties to a transitional services agreement with Grindrod Limited, under which Grindrod Limited continues to provide to us, among other things, internal audit and information technology through varying times in 2019, depending on the service. We also have a related licensing agreement with Grindrod Limited in respect of the use of certain intellectual property of Grindrod Limited for a term as to be determined and a property lease agreement subject to termination on short-term notice. Following the expiration of the transitional services agreement, we expect that we will continue to incur administrative expenses similar to those incurred under the transitional services agreement.

Share of losses of joint ventures. Share of losses of joint ventures remained relatively flat from a loss of $1.4 million for the six months ended June 30, 2018 to a loss of $1.5 million for the six months ended June 30, 2019.

Interest income. Interest income decreased from $1.9 million for the six months ended June 30, 2018 to $1.2 million for the six months ended June 30, 2019. This decrease was primarily due to the repayment of a portion of a shareholder loan provided to a joint venture.

Interest expense. Interest expense increased from $3.0 million for the six months ended June 30, 2018 to $5.8 million for the six months ended June 30, 2019. The increase in interest expense was primarily due to the implementation of IFRS 16 (interest expense and depreciation of right of use assets increased and charter hire costs decreased), as well as additional debt facilities and a higher LIBOR rate.

Income tax expense. Income tax expense decreased from $2.1 million for the six months ended June 30, 2018 to $0.6 million for the six months ended June 30, 2019. Income tax expense for the six months ended June 30, 2018 was related primarily to a capital gain on the sale of the Unicorn Bunker business.

Loss for the period. Our loss for the six months ended June 30, 2019 increased from a loss of $13.5 million for the six months ended June 30, 2018 to $19.0 million for the six months ended June 30, 2019 for the same reasons set forth above.

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Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our primary short-term liquidity needs relate to working capital needs relating to voyages in progress, corporate overhead, installment payments on new building construction contracts, payments of interest, quarterly principal payments under our credit facilities, any balloon payments on loans coming due in the next 12 months, and investment in joint ventures, while our long-term liquidity needs are expected to primarily relate to drydock payments, installment payments on new building construction contracts, investment in joint ventures or directly in new and secondhand vessels and final balloon payments relating to our credit facilities.

As of the date of this Report on Form 6-K, we had purchase options to acquire six vessels, including the IVS Knot (which we sold but regard as owned since we retained the right to control the use of the vessel). We have options to purchase the IVS Naruo, one of either the IVS Pinehurst or the IVS Augusta, the IVS Hayakita, the IVS Pebble Beach, the IVS Atsugi and the IVS Knot, that are expected to first enter into the exercise periods under their respective charter parties in December 2019, July 2020, March 2020, September 2021, July 2022, July 2022 and June 2021 respectively. The prices of these purchase options range from approximately $11.5 million to $25.8 million, subject to adjustments, where an option is exercisable on more than one date, based on the remaining time balance of the charter. In each case, such purchase option is subject to certain other adjustments and conditions and will expire at the completion of the applicable time charter.

We expect that we will rely upon external financing sources, including bank and other borrowings, to fund acquisitions and expansion and replacement capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings which we believe will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings.

Cash Flow Discussion

The following table presents cash flow information for each of the six months ended June 30, 2019 and 2018:

	Six months ended June 30,
(In thousands of U.S. dollars)	2019	2018

Cash used in operating activities	$(32,443)	$(46,246)
Cash generated from investing activities	31,171	33,215
Cash generated from financing activities	2,770	19,450
Increase in cash and cash equivalents	1,498	6,419
Cash and cash equivalents, beginning of period	33,498	45,245
Differences in translation	125	(1,269)
Cash and cash equivalents, end of period	35,121	50,395

Cash used in operating activities. Cash used in operating activities improved by $13.8 million from an outflow of $46.2 million for the six months ended June 30, 2018 to an outflow of $32.4 million for the six months ended June 30, 2019. Operating cash flows before movement in working capital and ships increased by $25.5 million in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 due to better trading results before ship sales and the effect of IFRS 16. The implementation of IFRS 16 resulted in long-term lease payments that were previously reported as cash flows used in operations being split into a principal portion and an interest portion, the interest portion remaining in cash used in operating activities (being presented as interest expense), and the principal portion being presented as a cash flow used in financing activities. In the six months ended June 30, 2019, the effect of this was that cash flows from operations were increased by $13.2 million, and cash from financing activities decreased by $13.2 million. Cash flows from the movement in working capital increased by $21.6 million in the six months ended June 30, 2019 as compared with the six months ended June 30, 2018, during which period $11.7 million was repaid to companies in the Grindrod Limited group prior to the Spin-Off. Partially offsetting the aforementioned positive effects in the six months ended June 30, 2019, the net effect of capital expenditure on ships and proceeds on the sale of ships was an outflow of $50.9 million in the six months ended June 30, 2019 as compared with an outflow of $19.5 million in the six months ended June 30, 2018, a difference of $31.4 million.

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Cash generated from investing activities. Cash generated from investing activities decreased by $2.0 million from an inflow of $33.2 million for the six months ended June 30, 2018, to an inflow of $31.2 million for the six months ended June 30, 2019. Cash generated from investing activities for the six months ended June 30, 2019 was primarily the result of the repayment of loans from joint ventures of $25.6 million and a repayment to related parties of $1.2 million, dividends received from joint ventures of $5.0 million and the repayment of an investment of $1.9 million. The cash generated from investing activities in 2018 was due to disposals of businesses that generated net proceeds of $25.3 million and a partial repayment of a loan by a joint venture of $7.0 million.

Cash generated from financing activities. Cash generated from financing activities decreased by $16.7 million from an inflow of $19.5 million for the six months ended June 30, 2018, as compared to an inflow of $2.8 million for the six months ended June 30, 2019. Cash generated from financing activities for the six months ended June 30, 2019 was primarily the result of the financing of new vessels of $29.3 million and the cash proceeds of $13.0 million from a financing arrangement for one of our owned vessels. This was offset by principal repayments on lease liabilities of $13.3 million (following the implementation of IFRS 16 as described in “—Cash used in operating activities” above) and loan repayments in the ordinary course of business of $24.7 million. Cash generated from financing activities for the six months ended June 30, 2018 was primarily the result of the refinancing of certain of our debt in May 2018, which resulted in a drawdown on the new facility exceeding the repayment of amounts outstanding under the existing facilities.

Capital Expenditures

We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions.

On May 15, 2018, GSPL entered in resale agreements for the acquisition of two new ultramax drybulk carriers under construction, the first of which delivered on August 8, 2019 and the second of which is expected to be delivered in September 2019. The purchase price of each new drybulk carrier is $26.4 million, payable in four installments. See “—Contractual Obligations Table”. We expect that we or our joint ventures will enter in to additional newbuilding contracts in the future. We extended the termination date of our IVS Bulk joint venture from June 30, 2019 to September 30, 2019. We have agreed in principle to acquire the 33.25% stake of one of our two joint venture partners in IVS Bulk, which would result in increasing our ownership percentage to 66.75%. We are currently in advanced discussions with lenders to refinance all of the existing debt of IVS Bulk, as well as provide us sufficient capital to acquire the additional 33.25% stake. The remaining partner intends to retain its 33.25% stake in IVS Bulk. We can provide no assurance that we will complete the acquisition until such time that agreements have been finalized and the financing has been obtained. In addition, we may also explore purchases of vessels held in other joint ventures in the future.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings for our fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our drydocking costs, including capitalized costs incurred during drydocking relating to vessels and vessel equipment, and scheduled off-hire days for our fleet for the remainder of 2019 through 2020 (including the proportionate costs and off-hire days for our joint venture vessels) to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
	(In millions of U.S. dollars)
2019	$5.4	97.66
2020	$9.3	136.80

Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations. These costs do not include drydock expense items that are reflected in vessel operating costs or costs associated with the installation of ballast water treatment systems.

Actual length of drydocking will vary based on the condition of the vessel, yard schedules and other factors. Higher repairs and maintenance expenses during drydocking for vessels which are over 15 years old typically result in a higher number of off-hire days depending on the condition of the vessel.

For the six months ended June 30, 2019 and 2018, we incurred a total of $1.6 million and $4.7 million of drydocking costs, respectively, including our proportionate share of our joint ventures, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During the first half of 2019, six of our vessels (of which five are held in joint ventures) completed their scheduled drydockings. We estimate that six of our vessels (of which three are held in joint ventures) will be drydocked during the second half of 2019.

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Description of Indebtedness

Below is a summary of our significant debt obligations.

$27.0 Million Senior Secured Credit Facility

On December 9, 2016, a subsidiary of GSPL entered into a $27.0 million senior secured term loan facility, as has been amended from time to time, with DVB Bank SE (formerly known as DVB Bank SE Singapore Branch) relating to one medium range tanker. The facility bears interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 2.65% per annum and matures on January 11, 2021, with the option to extend for a further two years. The facility is currently secured by, among other things, (a) a first priority mortgage over the tanker and (b) guarantees from each of GSPL and Grindrod Shipping. On June 28, 2019, the parties to the facility agreed to amend the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS16. As of June 30, 2019, there is an outstanding balance under this facility of approximately $19.8 million.

$100 Million Senior Secured Credit Facility

On May 8, 2018, GSPL entered into a $100.0 million senior secured credit facility with Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch and Standard Chartered Bank, Singapore Branch relating, at that time to 11 handysize drybulk carriers and 5 tankers, and now relating to 12 remaining vessels. The facility bears interest at LIBOR plus a margin of 2.95% per annum. The facility is made up of two tranches (A and B) of up to $10.0 million and up to $90.0 million respectively. Tranche A matures on May 15, 2022 and Tranche B matures on May 15, 2023. The facility is secured by, among other things (a) first priority mortgages over each of the remaining 12 vessels, each owned by a subsidiary of GSPL, (b) a guarantee from each of the GSPL subsidiaries owning the remaining 12 vessels, as well as, Grindrod Shipping, and (c) security over the shares in the GSPL subsidiaries owning the remaining 12 vessels. On December 14, 2018, we entered into a side letter to, among other things, release the proceeds of the sale of the IVS Kanda from a collateral account under the facility, and amend certain terms of the credit facility relating to mandatory prepayments with the proceeds of a sale of a vessel and the minimum required security cover. On June 28, 2019, we entered into a second side letter to amend the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS16. As of June 30, 2019, $66.2 million is outstanding on this facility.

$29.9 Million Senior Secured Credit Facility

On December 21, 2018, Grindrod Shipping and two of its subsidiaries that each acquired a medium range “eco” tanker from the Leopard Tankers joint venture entered into a $29.9 million senior secured term loan facility with NIBC Bank N.V. relating to the two tankers. The facility bears interest at LIBOR plus a margin of 3.20% per annum. The facility matures on December 21, 2023. The facility is secured by, among other things (a) first priority mortgages over each of the two vessels, each owned by the subsidiaries of Grindrod Shipping party to the facility, (b) a guarantee from each of the Grindrod Shipping subsidiaries owning the two vessels as well as Grindrod Shipping, and (c) security over the shares in the Grindrod Shipping subsidiaries owning the two vessels. On June 28, 2019, the parties to the facility agreed to amend the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS16. As of June 30, 2019, $29.1 million is outstanding on this facility.

Combined $31.4 Million Senior Secured Credit Facility

On July 29, 2019, we entered into two term loan facilities with IYO Bank, each for an amount up to approximately $15.7 million, the proceeds of one of which were used to finance a portion of the purchase price of IVS Okudogo on her delivery on August 8, 2019, and the other of which we expect to use to finance a portion of the purchase price of IVS Prestwick, on her delivery scheduled for September 2019. The facilities each have a seven year term, are repayable in quarterly installments with a balloon payment at the end of the repayment schedule, bear interest at a rate of LIBOR plus a margin of 2.00% per annum and are cross-collaterally secured by, amongst other security, the two newbuild vessels.

Loan Covenants

On June 28, 2019, we entered into amendments to each of our credit facilities described above, other than the combined $31.4 million senior secured credit facility, the purpose of which was to lower the amount of the minimum book value net worth covenant, introduce a new working capital covenant and clarify, for purposes of calculating financial covenants, the treatment of assets and liabilities that will be reflected in our financial statements from January 1, 2019 as a consequence of the adoption of IFRS 16. These credit facilities, contain, among other conditions and obligations, the following amended financial covenants the most stringent of which require us and our subsidiaries, to maintain on a consolidated basis:

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•	book value net worth of the lower of (a) the aggregate of $240 million plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million. For purposes of the forgoing, “positive retained earnings” means the positive retained earnings of Grindrod Shipping and its subsidiaries on a consolidated basis tested bi-annually at each June 30 and December 31 and “capital raise” means the dollar amount (or equivalent amount in dollars) of the proceeds of any equity capital raised by Grindrod Shipping (without giving effect to any capital raised by its subsidiaries) as evidenced in the latest accounts as of each June 30 or December 31;

•	cash and cash equivalents (which may, depending on the facility, include cash restricted in certain security accounts) of not less than $30,000,000;

•	a ratio of debt to market adjusted tangible fixed assets of not more than 75%. For purposes of the foregoing, the definition of “debt” excludes lease obligations recognized under IFRS 16 and the definition of “tangible fixed assets” excludes right of use assets relating to ships; and

•	positive working capital, such that consolidated current assets must exceed the consolidated current liabilities as evidenced in the latest accounts as of each June 30 and December 31.

Further, the credit facilities referred to above, including the combined $31.4 million facility, contain provisions requiring a minimum value of the collateral for each relevant facility, such that the aggregate fair market value of the vessels securing that the relevant facility plus any additional security securing that facility divided by the relevant debt amount results in at least a specified minimum amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan), with the relevant minimum amount ranging between 133% and 145%. If any of these thresholds is not met, we may be required to prepay a portion of the relevant loan or provide additional collateral security to eliminate the shortfall.

The credit facilities referred to above, including the combined $31.4 million facility, also contain, among other conditions, restrictive covenants which could or would restrict our ability to:

•	incur additional indebtedness on the relevant vessels securing that facility;

•	sell any collateral vessel (unless a corresponding amount under the relevant facility were prepaid in accordance with its terms);

•	upon the happening of an event of default or potential event of default, make additional investments or acquisitions;

•	upon the happening of an event of default or potential event of default, pay dividends; or

•	effect a change of ownership or control of the relevant borrower group under each facility.

A violation of any of the financial or restrictive covenants, or various other provisions, contained in the relevant credit facilities described above and under “—Off-Balance Sheet Arrangements” below may constitute an event of default under the relevant credit facility, which, unless cured (if permitted, and capable of being cured), or waived or modified by the relevant banks, provides those banks with the right to, among other things (and as the case may be), require the relevant borrowers or other obligors to post additional collateral, enhance their equity and liquidity, increase the interest payable, pay down the relevant indebtedness to a level where compliance with relevant loan covenants are met, sell vessels, reclassify indebtedness as current liabilities, accelerate indebtedness, enforce security on fleet vessels and the other assets securing the credit facilities, and make demand under guarantees, which would impair our ability to continue to conduct our business.

Furthermore, the credit facilities contain cross-default provisions. A cross-default provision in one facility means that an event of default under one or more other facilities could, subject to any applicable thresholds, result in an event of default occurring under the first facility. Because of the presence of cross-default provisions in the facilities, the refusal of the lenders under any credit facilities to grant or extend a waiver could result in certain indebtedness being accelerated, even if the other lenders under the other credit facilities have waived defaults under their respective credit facilities. If any of our secured indebtedness is accelerated in full or in part, it could be difficult in the current financing environment for us to refinance the relevant debt or obtain additional financing in such circumstances and we could lose vessels and other assets securing the credit facilities if the lenders foreclose their security, which would adversely affect our ability to conduct our business.

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Moreover, in connection with any waivers of or amendments to the credit facilities that have been obtained, or may be obtained in the future, the banks may impose additional operating and financial restrictions or modify the terms of the existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, the banks may require the payment of additional fees, require prepayment of a portion of the indebtedness owed to them, accelerate the amortization schedule for facility indebtedness and increase the interest rates charged on outstanding indebtedness.

As of June 30, 2019, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in their credit facilities, including the joint venture debt described below under “—Off-Balance Sheet Arrangements”, entered into as of that date.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on demand and supply dynamics characterizing the drybulk and tanker markets at any given time. For other trends affecting our business, please see other discussions under “—Factors Affecting our Results of Operations and Financial Condition” above.

Off Balance Sheet Arrangements

On August 17, 2016, our joint venture with Mitsui & Co. entered into a loan facility agreement with a Mitsui related party, Mitsui & Co. Financial Services (Asia) Ltd for a credit facility of approximately $5.8 million, bearing interest at LIBOR, plus a margin of 1.7% per annum. Our joint venture partner provided a guarantee for 100% of the loan amount, and we have provided a guarantee to our joint venture partner for 51% of the outstanding loan amount that the joint venture partner is required to pay under their guarantee. As of June 30, 2019, $2.2 million remained outstanding under such facility. On August 15, 2019, the joint venture entered into a new facility agreement with Mitsui & Co. Financial Services (Asia) Ltd to refinance the vessel IVS Triview. The new facility is subject to the same interest rate and guarantee arrangements as the previous facility and matures on August 20, 2022.

Charter Hire Obligations

We are committed to make certain charter hire payments to third parties for chartered-in vessels. IFRS 16 requires us to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is less than 12 months or of low value. Please see “—Contractual Obligations and Contingencies” below for these and our other contractual obligations and commitments.

Contractual Obligations and Contingencies

Our contractual obligations and commercial commitments consist primarily of long-term debt and time charter agreements, as described below.

The following table summarizes our contractual obligations on the balance sheet as of June 30, 2019 (these amounts do not include future interest payments):

	Payments Due by Period
$’000	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Secured Bank Loans	$119.4	$17.8	$47.7	$53.9	$-
Newbuildings	35.6	35.6	-	-	-
Time Charter Agreements	116.9	41.8	52.9	13.9	8.3
Bareboat Charter Agreements	13.6	1.2	2.5	2.5	7.4
Office, Residential and Other Leases	0.9	0.7	0.2	-	-
Total contractual obligations	$286.4	$97.1	$103.3	$70.3	$15.7

The table above is as of June 30, 2019 and does not include the combined $31.4 million senior secured credit facility described in “Liquidity and Capital Resources – Description of Indebtedness” above as we have not yet drawn down under that facility at June 30, 2019.

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Recent Accounting Pronouncements

During the six months period ended June 30, 2019, we adopted the following new IFRS standards issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2019:

IFRS 16 Leases

IFRS 16 amended the existing accounting standards to require lessees to recognise, on a discounted basis, the rights and obligations created by the commitment to lease assets on the statement of financial position, unless the term of the lease is less than 12 months or of low value. Accordingly, the standard resulted in the recognition of right of use assets and corresponding liabilities on the basis of the discounted remaining future minimum lease payments relating to existing and new time chartered-in vessel commitments and rental agreements relating to office and residential properties that were previously reported as operating leases adjusting for prepayments and accrued lease payments.

The Group has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period (“modified retrospective approach”), as permitted under the specific transitional provisions in the standard. The Group used the following practical expedients when applying IFRS 16 for the first time:

•	Leases ending within 12 months as at January 1, 2019 are accounted for as short-term leases irrespective of the initial lease period;

•	A single discount rate was used across leases with similar characteristics at implementation date;

•	Non-lease and lease components of the time chartered-in agreements will not be separated and will be treated as a single lease component for the purposes of recognition and measurement; and

•	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Spot Market Rate Risk

We currently employ our vessels primarily in the spot market or spot market-oriented pools and do not have a significant amount of fixed revenue cover and we are therefore exposed to the cyclicality and volatility of the spot market. Spot market charter rates may fluctuate significantly based upon the supply of and demand for seaborne shipping capacity.

Interest Rate Risk

Borrowings under our credit facilities generally bear interest at rates based on a premium over LIBOR (and one of our refinanced facilities bore interest at the Tokyo Interbank Offered Rate (“TIBOR”) until it was settled in May 2018). Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. We currently do not have any interest rate swaps in place. We may, in the future use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.

For the six months ended June 30, 2019 and 2018, we paid interest on our outstanding debt at a weighted average interest rate of 5.69% and 5.35% respectively. A 0.5% increase or decrease in LIBOR would have increased or decreased our interest expense for the six months ended June 30, 2019 and 2018, by $0.3 million and $0.6 million, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenue and expenses are in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate on the transaction date and the relevant payment is translated on the payment date, with the difference being reported in the income statement as an exchange gain or loss. In addition, a part of our debt obligations was but no longer is, denominated in a currency other than the U.S. dollar, being the Japanese Yen. Assets and liabilities denominated in currencies different from the functional currency are translated into the functional currency for the preparation of the statement of financial position at the exchange rate prevailing on the statement of financial position date. Differences in exchange rates between statement of financial position dates may lead to gains or losses being reported in the income statement. Extraordinary transactions and the translation of the financial statements of the subsidiaries whose functional currencies are not the U.S. dollar for purposes of preparing our unaudited interim condensed consolidated and combined financial statements, may follow different translation procedures. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying expenses denominated in such other currencies. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. We may seek to hedge this currency fluctuation risk in the future.

The following sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the respective period end for a 10% change in foreign currency rates. If the relevant foreign currency strengthens by 10% against our functional currency, relative to the exchange rate that we used to prepare the respective financial statements, profit or loss will increase/(decrease) by:

	Impact on profit or loss
(In millions of U.S. dollars)	Six months ended June 30, 2019	Six months ended June 30, 2018
South African Rands	$(2.0)	$(2.0)
Japanese yen	-	0.1

Freight Derivatives Risk

From time to time, we may take positions in freight derivatives, mainly forward freight agreements, or FFAs. Generally, freight derivatives may be used to hedge exposure to charter rate market risk through the purchase or sale of specified time charter rates for forward positions. Settlement of FFA is in cash, against a daily market index published by the Baltic Exchange. By taking positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. As of June 30, 2019, we had no FFAs outstanding. For the six months ended June 30, 2019, we recorded no movement on FFAs in our unaudited interim condensed consolidated and combined financial statements. For the six months ended June 30, 2018, we recorded a net profit on FFAs of $0.1 million in our unaudited interim condensed consolidated and combined financial statements, which resulted from fair value profit.

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Bunker Price Risk

Our operating results are affected by movement in the price of fuel consumed by the vessels—known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We do hedge some of our exposure to bunker price risk from time to time.

For the six months ended June 30, 2019 and 2018, we recorded a net loss/gain of $0.1 million and $0.1 million on bunker swaps, respectively, in our unaudited interim condensed consolidated and combined financial statements, which resulted from fair value loss/gain.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the six months ended June 30, 2019 and 2018, by $0.01 million and $0.8 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable and bank balances. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. We do not take out credit default insurance.

Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations as at the end of each financial year in relation to each class of recognized financial assets is the carrying amount of those assets as indicated in our statement of financial position.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

GRINDROD SHIPPING HOLDINGS LTD.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Page

Unaudited Interim Condensed Consolidated and Combined Statement of Financial Position as at June 30, 2019 and December 31, 2018	F-2

Unaudited Interim Condensed Consolidated and Combined Statement of Profit or Loss and Other Comprehensive Income for the Six Months ended June 30, 2019 and 2018	F-4

Unaudited Interim Condensed Consolidated and Combined Statement of Changes in Equity for the Six Months ended June 30, 2019 and 2018	F-5

Unaudited Interim Condensed Consolidated and Combined Statement of Cash Flows for the Six Months ended June 30, 2019 and 2018	F-6

Notes to Unaudited Interim Condensed Consolidated and Combined Financial Statements	F-8

F-1

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF FINANCIAL POSITION

		30 June 2019	31 December 2018
	Notes	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	6	37,855	35,636
Trade receivables		9,986	12,034
Contract assets		3,590	1,959
Other receivables and prepayments		18,227	17,902
Due from related parties		8,222	13,516
Loans to joint ventures		5,469	23,803
Derivative financial instruments		115	-
Inventories		8,605	10,841
		92,069	115,691
Assets classified as held for sale		612	7,258
Total current assets		92,681	122,949

Non-current assets
Restricted cash	6	12,674	11,627
Ships, property, plant and equipment	7	287,505	249,602
Right of use assets	8	67,859	-
Interest in joint ventures		52,135	54,560
Intangible assets		132	41
Goodwill		7,448	7,351
Deferred tax assets		1,496	1,497
Total non-current assets		429,249	324,678

Total assets		521,930	447,627

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables		27,156	22,364
Bank loans and other borrowings	9	18,951	18,323
Lease liabilities	10	27,169	-
Due to related parties		7,277	6,238
Income tax payable		3,499	3,073
Derivative financial instruments		9	867
Provisions	11	961	1,578
Contract liabilities		3,639	4,223
Total current liabilities		88,661	56,666

F-2

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF FINANCIAL POSITION (cont’d)

		30 June 2019	31 December 2018
	Notes	US$’000	US$’000
Non-current liabilities
Bank loans and other borrowings	9	113,505	96,133
Lease liabilities	10	40,743	-
Trade and other payables		398	403
Retirement benefit obligation		1,880	1,922
Total non-current liabilities		156,526	98,458

Capital and reserves
Share capital		320,683	320,683
Other reserves		(17,946)	(21,140)
Accumulated losses		(25,994)	(7,040)
Total equity		276,743	292,503

Total equity and liabilities		521,930	447,627

The accompanying notes are an integral part of the unaudited interim condensed consolidated and combined financial statements.

F-3

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six-month period ended 30 June

		2019	2018
	Notes	US$’000	US$’000

Revenue		167,220	150,841
Cost of sales
Voyage expenses		(74,382)	(71,513)
Vessel operating costs		(16,749)	(16,344)
Charter hire costs		(30,749)	(54,280)
Depreciation and amortisation – owned assets		(8,496)	(6,649)
Depreciation – right of use assets		(13,821)	-
Other expenses		(352)	354
Cost of ship sale		(16,739)	-
Gross profit		5,932	2,409

Other operating (expense) income		(4,802)	5,965
Administrative expenses		(13,313)	(17,292)
Share of losses of joint ventures		(1,538)	(1,372)
Interest income		1,215	1,945
Interest expense		(5,815)	(2,961)
Loss before taxation	13	(18,321)	(11,306)

Income tax expense	14	(633)	(2,147)
Loss for the period		(18,954)	(13,453)

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss
Net fair value gain on hedging instruments entered into for cash flow hedges subject to basis adjustment		-	1,158
		-	1,158
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		592	(4,548)
Reclassification of translation reserve to profit or loss arising from loss of control of businesses		-	(1,063)
Net fair value gain on hedging instruments entered into for cash flow hedges not subject to basis adjustment		972	-
		1,564	(5,611)

Other comprehensive income (loss) for the period, net of income tax		1,564	(4,453)
Total comprehensive loss for the period		(17,390)	(17,906)

Loss per share:
Basic and diluted, loss for the period attributable to ordinary equity holders of the company	17	(0.99)	(0.71)

The accompanying notes are an integral part of the unaudited interim condensed consolidated and combined financial statements.

F-4

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF CHANGES IN EQUITY

			Other Reserves
	Share capital	Parent invested capital	Share compensation reserve	Hedging reserve	Translation reserve	Capital reserve	Accumulated losses	Total
	US$’000	US$’000		US$’000	US$’000	US$’000		US$’000

Balance at 1 January 2018	*	313,978	-	(15)	5,773	-	-	319,736
IFRS 9 and 15 adjustment	-	(474)	-	-	-	-	-	(474)
Adjusted balance at 1 January 2018	-	313,504	-	(15)	5,773	-	-	319,262
Loss for the period	-	(13,453)	-	-	-	-	-	(13,453)
Other comprehensive income (loss) for the period, net of income tax	-	-	-	1,158	(5,611)	-	-	(4,453)
Total comprehensive loss for the period	-	(13,453)	-	1,158	(5,611)	-	-	(17,906)
Issue of ordinary shares and adjustment arising from ‘Spin off’ (Note 1 & 2.1)	320,683	(301,095)	-	-	-	(19,588)	-	-
Recognition of share-based payments	-	1,044	-	-	-	-	-	1,044
Transaction with owners, recognised directly in equity	320,683	(300,051)	-	-	-	(19,588)	-	1,044

Balance at 30 June 2018	320,683	-	-	1,143	162	(19,588)	-	302,400

Balance at 1 January 2019	320,683	-	1,364	(867)	(3,283)	(18,354)	(7,040)	292,503
Loss for the period	-	-	-	-	-	-	(18,954)	(18,954)
Other comprehensive income for the period, net of income tax	-	-	-	972	592	-	-	1,564
Total comprehensive loss for the period	-	-	-	972	592	-	(18,954)	(17,390)
Recognition of share-based payments	-	-	1,630	-	-	-	-	1,630
Transaction with owners, recognised directly in equity	-	-	1,630	-	-	-	-	1,630

Balance at 30 June 2019	320,683	-	2,994	105	(2,691)	(18,354)	(25,994)	276,743

* Amount is less than US$1,000

The accompanying notes are an integral part of the unaudited condensed consolidated and combined financial statements.

F-5

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF CASH FLOWS

For the six-month period ended 30 June

	2019	2018
	US$’000	US$’000

Operating activities
Loss before taxation	(18,321)	(11,306)
Adjustments for:
Share of losses of joint ventures	1,538	1,372
Gain on disposals of businesses	-	(3,255)
Gain on deemed disposal of previously held joint venture interest	-	(324)
Loss (Gain) on disposals of plant and equipment	193	(63)
Depreciation and amortisation	22,610	6,763
Impairment loss recognised on ships	4,304	-
Reversal of provision for onerous contracts	(418)	(1,192)
Recognition of share-based payments expenses	1,630	481
Net gain on derivative financial instruments	(1)	-
Net foreign exchange loss (gain)	362	(2,833)
Interest expense	5,815	2,961
Interest income	(1,215)	(1,945)
Components of defined benefit costs recognised in profit or loss	(34)	354
Operating cash flows before movements in working capital and ships	16,463	(8,987)
Inventories	2,239	(1,646)
Trade receivables, other receivables and prepayments	1,227	(2,205)
Contract assets	(1,810)	-
Trade and other payables	4,508	(3,298)
Contract liabilities	(413)	-
Due from related parties	-	(11,723)
Due to related parties	657	3,678
Operating cash flows before movement in ships	22,871	(24,181)
Capital expenditure on ships	(66,639)	(19,513)
Proceeds from disposal of ships	15,738	-
Net cash used in operations	(28,030)	(43,694)
Interest paid	(5,472)	(2,401)
Interest received	1,245	654
Income tax paid	(186)	(805)
Net cash used in operating activities	(32,443)	(46,246)

Investing activities
(Payments to) repayment from related parties	(1,150)	7,048
Repayment of loans and amount due from joint ventures	25,589	-
Cash assumed on acquisition of IM Shipping	-	952
Purchase of plant and equipment	(66)	(166)
Purchase of intangible assets	(102)	-
Dividends received from joint ventures	5,000	-
Distributions received from joint venture	1,900	-
Proceeds from disposals of plant and equipment	-	63
Net proceeds from disposal of businesses	-	25,318
Net cash generated from investing activities	31,171	33,215

F-6

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENT OF CASH FLOWS (cont’d)

For the six-month period ended 30 June

	2019	2018
	US$’000	US$’000

Financing activities
Long-term interest bearing debt raised	42,327	104,546
Payment of capital portion of long-term interest-bearing debt	(24,670)	(86,550)
Principal repayments on lease liabilities	(13,244)	-
Restricted cash	(1,643)	1,454
Net cash generated from financing activities	2,770	19,450

Net increase in cash and cash equivalents	1,498	6,419
Cash and cash equivalents at the beginning of the period (Note 6)	33,498	45,245
Effect of exchange rate changes on the balance of cash held in foreign currencies	125	(1,269)
Cash and cash equivalents at the end of the period (Note 6)	35,121	50,395

The accompanying notes are an integral part of the unaudited condensed consolidated and combined financial statements.

F-7

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1	GENERAL

General information

The company was incorporated as a private company on 2 November 2017 and with effect from 25 April 2018, it was converted from a private company to a public company and it changed its name to Grindrod Shipping Holdings Ltd. The company is incorporated in Singapore with its principal place of business and registered office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763. On 18 June 2018, the company became a publicly traded company with its shares primarily listed on the NASDAQ Global Select Market and from 19 June 2018 secondarily on the Main Board of the Johannesburg Stock Exchange (JSE).

The company was incorporated with the intention to acquire all of the shares of Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA from Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa, or Parent as part of the Parent’s plan to demerge its shipping business (referred to as the ‘Spin-Off’). Before the Spin-Off, two of GSSA’s businesses, Ocean Africa Container Lines division, or OACL, and Unicorn Bunker Services (Pty) Ltd, or Unicorn Bunker, were disposed to another Parent subsidiary on 1 January 2018. On 18 June 2018, the Spin-Off was affected by the company acquiring 100% of the issued and paid up share capital of GSPL and GSSA for a consideration of $320,683,000. The purchase consideration was satisfied by the issuance by the company of compulsorily convertible notes which converted to 19,063,832 ordinary shares of the company on the same date.

The principal activities of the Group are ship chartering, operating and sales of vessels.

The interim condensed consolidated and combined financial statements of the Group (defined below) for the six-month period ended 30 June 2019 were authorised for issue by the Board of Directors of Grindrod Shipping Holdings Ltd. on 28 August 2019.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation of interim financial statements

Grindrod Shipping Holdings Ltd. and its subsidiaries (the “Group”) resulting from the Spin-Off described in Note 1 above is regarded as a continuing entity throughout the six-month period ended 30 June 2019 and year ended 31 December 2018 as the Group was under the management of Grindrod Limited and therefore considered to be under common management which forms the basis of the consolidated financial statements for the six-month period ended 30 June 2018.

The financial statements presented herein represent (i) prior to 18 June 2018, the combined financial statements of GSPL and GSSA and (ii) subsequent to 18 June 2018, the consolidated financial statements of the company as a separate publicly traded company following the Spin-Off of GSPL and GSSA from Grindrod Limited. Prior to the Spin-Off, equity relating to GSPL and GSSA represents the Parent’s net investment in the company and accordingly, this has been presented as ‘Parent invested capital’ in the combined financial statements. Upon the Spin-Off on 18 June 2018, the Parent invested capital was adjusted as a result of settlement of assets and liabilities of GSPL and GSSA with the Parent and formed the company’s share capital with the residual differences recognised as merger reserves.

The interim condensed consolidated and combined financial statements for the six-month period ended 30 June 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the annual consolidated and combined financial statements of Grindrod Shipping Holdings Ltd. for the year ended 31 December 2018.

F-8

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and revised standards as set out in Note 2.2.

2.2	Application of new and revised International Financial Reporting Standards (IFRSs)

From 1 January 2019, the Group has applied a number of new IFRS and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2019. The adoption of these new and revised IFRSs has not resulted in significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior periods except as follows:

IFRS 16 Leases

IFRS 16 amended the existing accounting standards to require lessees to recognise, on a discounted basis, the rights and obligations created by the commitment to lease assets on the statement of financial position, unless the term of the lease is less than 12 months or of low value. Accordingly, the standard resulted in the recognition of right of use assets and corresponding liabilities on the basis of the discounted remaining future minimum lease payments relating to existing and new time chartered-in vessel commitments and rental agreements relating to office and residential properties that were previously reported as operating leases adjusting for prepayments and accrued lease payments.

The Group has adopted IFRS 16 retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period (“modified retrospective approach”), as permitted under the specific transitional provisions in the standard. The Group used the following practical expedients when applying IFRS 16 for the first time:

•	Leases ending within 12 months as at 1 January 2019 are accounted for as short-term leases irrespective of the initial lease period;

•	A single discount rate was used across leases with similar characteristics at implementation date;

•	Non-lease and lease components of the time chartered-in agreements will not be separated and will be treated as a single lease component for the purposes of recognition and measurement; and

•	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The application of IFRS 16 results in an increase in assets and liabilities for operating leases that were previously held off-balance sheet. The Group has opted for separate presentation of the right of use asset and the lease liability.

The standard requires the change in the amount and presentation of expenses related to leases formerly recorded as operating leases. Operating leases were previously recorded as “Charter hire costs” for ships, “Vessel operating costs” for ship equipment and “Administrative expenses” for property. When applying IFRS 16, the expense is split into “Interest expense” and “Depreciation – right of use assets”. Expenses relating to short-term leases and low value leases will continue to be expensed and disclosed in line with the previous treatment.

F-9

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.2	Application of new and revised International Financial Reporting Standards (IFRSs) (cont’d)

Payments of operating leases were previously presented as part of net cash flows used in operating activities. Under IFRS 16, the time cash payments under the leases will be split between cash payments for the interest portion of the lease liability and cash payments for the principal portion. Payments for the principal portion will be presented in the financing activities and payments for the interest portion will remain in the operating activities.

The effects of adopting IFRS 16 under the modified retrospective approach are presented and explained below:

Impact on the Statement of Financial Position as at 1 January 2019 (date of initial application)

	Previously reported as at 31 December 2018	Adoption of IFRS 16	Adjusted as at 1 January 2019
	US$’000	US$’000	US$’000
Other receivables and prepayments	17,902	(728)	17,174

Right of use assets (Note 8)	-	69,394	69,394

Lease liabilities (Note 10)	-	68,666	68,666

Explanation of difference between operating lease commitments and lease liabilities:

Adjusted as at 1 January 2019
US$’000

Operating lease commitments as at 31 December 2018	126,354
Less: Short-term leases recognised on a straight-line basis as expense	(20,192)
Less: Leases of low value assets recognised on a straight-line basis as expense	(153)
Operating lease obligations as at 1 January 2019 (without discounting)	106,009

Operating lease obligations as at 1 January 2019 (discounted) (1)	69,394
Less: Prepayments and accrued lease payments recognised	(728)
Lease liability recognised as at 1 January 2019	68,666

(1) The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 9.5%.

2.3	New and revised International Financial Reporting Standards (IFRSs) in issue but not yet effective

The Group has not applied any new and revised IFRSs that are relevant to the Group that were issued but are not yet effective for the six-month period ended 30 June 2019. The directors do not expect that the adoption of the revised Standards will have a material impact on the financial statements of the Group in future periods.

F-10

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the condensed consolidated and combined financial statements required the directors to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these condensed consolidated and combined financial statements, the significant judgements made by the directors in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated and combined financial statements of the Group for the year ended 31 December 2018.

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)	Categories of financial instruments

	30 June 2019	31 December 2018
	US$’000	US$’000
Financial assets
Derivative instruments designated in hedge accounting relationship	115	-
Financial assets at amortised cost	90,528	112,855
	90,643	112,855

Financial liabilities
Derivative instruments designated in hedge accounting relationships	9	867
Financial liabilities at amortised cost	167,025	143,339
	167,034	144,206

(ii)	Financial risk management policies and objectives

The carrying amounts of cash and cash equivalents, trade and other current receivables and payables, and other liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. The fair values are not materially different to their carrying amounts, since the interest rates are close to current market rates.

Financial instruments measured at fair value on a recurring basis

All the financial instruments relate to the forward freight agreements and bunker swap agreements have been classified as Level 2 financial instruments, which indicates that the fair value of the instruments were determined based on discounted cash flow with reference to observable inputs for equivalent instruments, discounted at a rate that reflects the credit risk of various counterparties.

There was no transfer between Level 1 and 2 during the six-month period ended 30 June 2019.

F-11

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

5	RELATED PARTIES TRANSACTIONS AND BALANCES

Transactions between the Group and Grindrod Limited group of companies prior to the Spin-Off (Note 1) are disclosed as transactions with related parties under Grindrod Limited companies below. With effective from 18 June 2018, arising from the Spin-Off, Grindrod Limited group of companies no longer meet the definition of related parties and hence balances and transactions after this date are not disclosed as balances and transactions with related parties.

Many of the Group’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated below:

(i)	Amounts due from joint ventures (included in line item “Due from related parties”) of $2,367,000 (31 December 2018: $9,216,000) bear interest at the rate of 15% (2018: 15%) per annum respectively.

(ii)	Loans to joint ventures of $5,469,000 (31 December 2018: $23,803,000) bear interest at rates ranging from 2.0% to 4.3% (2018: 2.0% to 4.3%).

The following tables provide the total amount of transactions that have been entered into with related parties during the six-month period ended 30 June 2019 and 2018.

(i)	Grindrod Limited companies

	Six-month period ended 30 June
	2019	2018
	US$’000	US$’000

Fuel and port expenses to related parties	-	(18,910)
Bunker swaps from related parties	-	111
Guarantee fees to related parties	-	(54)
Management fees to related parties	-	(1,135)
Net gain on disposal of businesses	-	3,255
Overhead recovery from related party (included in administrative expenses)	-	134
Other expenses to related parties	-	(187)

F-12

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

5	RELATED PARTIES TRANSACTIONS AND BALANCES (cont’d)

(ii)	Joint ventures

	Six-month period ended 30 June
	2019	2018
	US$’000	US$’000
Interest income	736	1,385
Technical management fee income	812	812
Agency fees from joint ventures	286	288
Dividend Income	5,000	-
Charter hire and other related revenue	3,435	5,062
Charter hire and other related expenses	(18,770)	(27,336)
Payments on behalf of a joint venture	(1,176)	(1,142)
Purchase of ship from joint venture	(54,000)	(10,250)
Management fee income	87	217

(iii)	Compensation of key management personnel

The remuneration of directors, who are also the members of key management during the six-month period ended June 30, 2019 and 2018 are presented below.

	Six-month period ended 30 June
	2019	2018
	US$’000	US$’000

Short-term benefits	1,765	1,570
Share-based payments	-	84
Total director’s remuneration	1,765	1,654

The remuneration of directors and key management is determined by the remuneration committee of Grindrod Shipping Holdings Ltd. (prior to 18 June 2018 by the remuneration committee of Grindrod Limited) having regard to the performance of individuals and market trends.

F-13

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

6	CASH AND BANK BALANCES

	30 June 2019	31 December 2018
	US$’000	US$’000

Restricted cash, current portion	2,734	2,138
Cash on hand	254	438
Cash at bank	34,867	33,060
Cash and bank balances	37,855	35,636

Less:
Restricted cash, current portion	(2,734)	(2,138)

Cash and cash equivalents in the statements of cash flows	35,121	33,498

Restricted cash
Classified as:
Current	2,734	2,138
Non-current	12,674	11,627
	15,408	13,765

The current portion of the restricted cash represents amounts placed in retention accounts that can only be used to fund loan repayments or interest payments. The non-current portion of restricted cash represents debt service reserves deposits required due to the conditions of certain banking facilities and these deposits are not available to finance the Group’s day to day operations.

F-14

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

7	SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Dry docking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost:
Balance at 1 January 2019	5,020	5,371	427,838	12,914	6,384	263	457,790
Additions	42	24	54,000	604	12,035	-	66,705
Disposals	(24)	(15)	(70)	(657)	-	-	(766)
Reclassification to inventory held for sale	-	-	(38,846)	(2,024)	-	-	(40,870)
Effect of foreign currency exchange differences	65	-	-	-	-	3	68
Balance at 30 June 2019	5,103	5,380	442,922	10,837	18,419	266	482,927

Accumulated depreciation:
Balance at 1 January 2019	4,548	4,102	111,311	4,320	-	-	124,281
Depreciation	79	400	6,414	1,682	-	-	8,575
Disposals	(24)	(15)	(70)	(579)	-	-	(688)
Reclassification to inventory held for sale	-	-	(10,785)	(874)	-	-	(11,659)
Effect of foreign currency exchange differences	60	-	-	-	-	-	60
Balance at 30 June 2019	4,663	4,487	106,870	4,549	-	-	120,569

Impairment:
Balance at 1 January 2019	-	-	80,732	2,865	310	-	83,907
Disposal	-	-	-	(78)	-	-	(78)
Impairment	-	-	3,493	811	-	-	4,304
Reclassification to inventory held for sale	-	-	(12,130)	(1,150)	-	-	(13,280)
Effect of foreign currency exchange differences	-	-	-	-	-	-	-
Balance at 30 June 2019	-	-	72,095	2,448	310	-	74,853

Carrying Amount:
At 30 June 2019	440	893	263,957	3,840	18,109	266	287,505

At 31 December 2018	472	1,269	235,795	5,730	6,074	263	249,602

In May 2018, the Group entered into ship sale contracts with third parties for the purchase of two ultramax drybulk carriers under construction for a purchase consideration of $26,388,000 per ship. The Group took delivery of a ship in August 2019 and the second ship is expected to be delivered in September 2019. During the six-month period ended 30 June 2019, the Group made payments amounting to $12,035,000 (31 December 2018: $5,611,000). See Note 16 for capital commitments.

Certain ships are pledged to secure bank borrowings as disclosed in Note 9.

F-15

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

8	RIGHT-OF-USE ASSETS

The Group leases several assets including office property, residential property, ships and ship equipment which are disclosed as right of use assets.

	Property	Ships	Ship equipment	Total
	US$’000	US$’000	US$’000	US$’000
IFRS 16 adjustment at 1 January 2019	596	68,588	211	69,395
Additions	220	12,285	-	12,505
Adjustments	-	-	(22)	(22)
Depreciation	(202)	(13,751)	(70)	(14,023)
Effect of foreign currency exchange differences	4	-	-	4
Carrying amount as at 30 June 2019	618	67,122	119	67,859

Right-of-use assets are depreciated over the remaining period of the lease. The average lease term is between 1 and 2 years for property, between 1 and 5 years for ships, and between 1 and 2 years for ship equipment. Adjustments relate to the derecognition of right-of-use assets following the cancellation of lease contract. Depreciation expense for ships and ship equipment are recognised in cost of sales and the depreciation expense for property is recognised separately in administrative expenses.

The Group has options to purchase certain ships at set prices at certain dates within the contracts.

For the six-month period ended 30 June 2019, the Group paid US$31,269,000 for short term leases (i.e. a lease period of less than 12 months) (2018: US$27,935,000) and US$41,000 for leases of low value assets (2018: US$1,000).

Corresponding lease liabilities are disclosed in Note 10.

F-16

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

9	BANK LOANS AND OTHER BORROWINGS

	30 June 2019	31 December 2018
	US$’000	US$’000
Secured – at amortised cost:
Bank loans	119,456	114,456
Other borrowings	13,000	-
	132,456	114,456

Analysed between:
Current	18,951	18,323
Non-current portion	113,505	96,133
	132,456	114,456

Interest payable (included in bank loans)	1,021	886

Loans due after one year are estimated to be repayable as follows:

Within 2 to 5 years	106,160	96,133
More than 5 years	7,345	-
	113,505	96,133

i.	$100.0 million senior secured credit facility

The facility bears interest at London Interbank Offered Rate (“LIBOR”) plus 2.95% per annum. Tranche A and B are repayable quarterly commencing 16 August 2018 and mature on 15 May 2022 and 15 May 2023 respectively, with the option to extend for a further two years. Facility fees of $1,750,000 were payable to the lenders upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2019, the outstanding balance in relation to this facility is $65,300,000, net of $1,356,000 facility fees (31 December 2018: $87,741,000, net of $1,530,000 facility fees).

ii.	$27.0 million senior secured credit facility

The facility bears interest at LIBOR plus 2.65% per annum was fully drawn down in 2016 and is repayable quarterly, commencing 11 April 2017 and matures on 11 January 2021, with the option to extend for a further two years. As at 30 June 2019, the outstanding balance in relation to this facility is $20,061,000 (31 December 2018: $21,027,000).

iii.	$6.3 million secured term facility

The facility bears interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 6 September 2018 and matures on 6 June 2023. Facility fees of US$32,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2019, the outstanding balance in relation to this facility is $5,054,000, net of $25,000 facility fees (31 December 2018: $5,688,000, net of $28,000 facility fees).

F-17

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

9	BANK LOANS AND OTHER BORROWINGS (cont’d)

iv.	$29.9 million secured term facility

On 21 December 2018, the Group entered into a term facility with NIBC Bank N.V. to finance the acquisition of two medium range tankers from the Leopard Tanker joint venture. The facility bears interest at LIBOR plus 3.2% per annum and is repayable quarterly, commencing on 24 April 2019 and matures on 24 January 2024. Facility fees of US$373,000 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 30 June 2019, the outstanding balance in relation to this facility is $29,041,000, net of $342,000 facility fees (31 December 2018: $nil, net of $nil facility fees).

The bank loans are secured by cash and certain ships owned by the Group.  The cash pledged and the carrying value of the ships under security charge as at 30 June 2019 are $15,408,000 (31 December 2018: $13,765,000) and $254,525,000 (31 December 2018: $242,445,000) respectively. In addition, there are charges over the relevant subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation. Certain of the bank loans are guaranteed by Grindrod Shipping Pte. Ltd. and/or Grindrod Shipping Holdings Ltd.

The bank loans are arranged at London Interbank Offered Rate (“LIBOR”) plus the respective margins. These bear a weighted average effective interest rate of 5.69% (31 December 2018: 5.30%) per annum.

At 30 June 2019, the Group had no available undrawn committed borrowing facilities (31 December 2018: $nil) which are subjected to the Group meeting all conditions precedent to drawdown.

These bank loan facilities contain financial covenants where the most stringent of which require the group to maintain the following:

•	book value net worth of the lower of (a) the aggregate of $240 million plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million (31 December 2018: $250 million);
•	cash and cash equivalent (including restricted cash held in the debt service reserve account) of not less than $30 million (31 December 2018 : $30 million);
•	a ratio of debt to market adjusted tangible fixed assets of not more than 75% (31 December 2018: 75%) and
•	positive working capital, such that consolidated current assets must exceed the consolidated current liabilities.

The Group was in compliance with its financial covenants as of 30 June 2019 and 31 December 2018.

Other borrowing relates to a $13 million financing arrangement entered into with a third party for one of the owned vessels in the Group. The arrangement commenced on 26 June 2019 and bears interest at 3-month LIBOR plus 1.70% per annum. As at 30 June 2019, the outstanding balance in relation to this borrowing is $13,000,000 (31 December 2018: $nil).

F-18

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

10	LEASE LIABILITIES

	Property	Ships	Ship equipment	Total
	US$’000	US$’000	US$’000	US$’000

Adjusted balance as at 1 January 2019	592	67,863	211	68,666
Additions	220	12,285	-	12,505
Lease adjustments	-	-	(22)	(22)
Interest expense	22	1,716	4	1,742
Lease payments	(209)	(14,706)	(71)	(14,986)
- Principal	(187)	(12,990)	(67)	(13,244)
- Interest	(22)	(1,716)	(4)	(1,742)
Effect of foreign currency exchange differences	7	-	-	7
Lease liabilities as at 30 June 2019	632	67,158	122	67,912

	30 June 2019	Adjusted as at 1 January 2019
	US$’000	US$’000
Analysed between:
Current portion	27,169	25,947
Non-current portion	40,743	42,719
	67,912	68,666

Liabilities due after one year are estimated to be repayable as follows:
Within 2 to 5 years	40,743	42,719

The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function.

F-19

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

11	PROVISIONS

	30 June 2019	31 December 2018
	US$’000	US$’000

Provision for losses on investment in joint ventures (i)	566	765
Provision for onerous contracts (ii)	395	813
	961	1,578

(i) The joint venture, Island Bulk Carriers, incurred profits during in 2018 and during the six-month period ended 30 June 2019, the Group has reversed provision of $199,000 being the reduction of the Group’s share of losses.

(ii) Provision for onerous contracts represents the present value of the future charter payments that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter and contract of affreightment. The estimate may vary as a result of changes to ship running costs and charter and freight revenue. The rate used to discount the future charter payments is 7.66% (31 December 2018: 8.33%).

	30 June 2019	31 December 2018
	US$’000	US$’000
Analysis of provision for onerous contracts:
Balance at 1 January 2019	813	1,270
Released to profit or loss	(418)	(457)
Balance at 30 June 2019	395	813

F-20

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

12	SEGMENT INFORMATION

The following tables present an analysis of the Group’s revenue, results and additions to non-current assets by segments for the six-month period ended 30 June 2019 and 2018:

Six-month period ended 30 June 2019
	Drybulk Carrier Business				Tanker Business				Unallocated		Consolidated
	Handysize	Supramax/ Ultramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue (1)	50,228	71,401	-	121,629	20,294	7,437	2,569	30,300	-	151,929	(4,251)	147,678
Ship sale revenue	8,066	-	-	8,066	7,353	8,480	-	15,833	-	23,899	(7,353)	16,546
Other (1)	689	562	529	1,780	-	-	503	503	-	2,283	713	2,996
Total revenue	58,983	71,963	529	131,475	27,647	15,917	3,072	46,636	-	178,111	(10,891)	167,220

Voyage expenses	(27,296)	(37,118)	(44)	(64,458)	(3,891)	(1,081)	-	(4,972)	-	(69,430)	(4,952)	(74,382)
Vessel operating costs	(11,880)	(1,611)	762	(12,729)	(5,178)	(3,522)	519	(8,181)	-	(20,910)	4,161	(16,749)
Charter hire costs	(7,153)	(21,329)	-	(28,482)	(2,769)	-	-	(2,769)	-	(31,251)	502	(30,749)
Depreciation and Amortisation - Owned	(5,670)	(1,428)	-	(7,098)	(2,538)	(815)	(1,134)	(4,487)	-	(11,585)	3,089	(8,496)
Depreciation - Right of use	(59)	(11,087)	-	(11,146)	(2,687)	(16)	-	(2,703)	-	(13,849)	28	(13,821)
Cost of ship sale	(8,238)	-	-	(8,238)	(7,383)	(8,502)	-	(15,885)	-	(24,123)	7,384	(16,739)
Other	(183)	4	-	(179)	(64)	(348)	(2)	(414)	-	(593)	241	(352)
Costs of sales	(60,479)	(72,569)	718	(132,330)	(24,510)	(14,284)	(617)	(39,411)	-	(171,741)	10,453	(161,288)

Gross profit(loss)	(1,496)	(606)	1,247	(855)	3,137	1,633	2,455	7,225	-	6,370	(438)	5,932

Operating profit(loss)	(6,012)	(3,604)	96	(9,520)	1,653	(2,194)	1,079	538	(2,864)	(11,846)	(337)	(12,183)
Interest income	448	450	-	898	183	87	19	289	-	1,187	28	1,215
Interest expense	(2,440)	(2,417)	-	(4,857)	(1,743)	(514)	(547)	(2,804)	-	(7,661)	1,846	(5,815)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(1,538)	(1,538)
Taxation	(209)	(216)	-	(425)	(92)	(125)	8	(209)	-	(634)	1	(633)
(Loss)/profit for the period	(8,213)	(5,787)	96	(13,904)	1	(2,746)	559	(2,186)	(2,864)	(18,954)	-	(18,954)

Impairment loss on ships	(1,250)	-	-	(1,250)	-	(3,054)	-	(3,054)	-	(4,304)	-	(4,304)
Capital expenditure	653	12,251	26	12,930	54,000	605	39	54,644	-	67,574	(869)	66,705

F-21

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

12	SEGMENT INFORMATION (cont’d)

Six-month period ended 30 June 2018
	Drybulk Carrier Business				Tanker Business				Unallocated		Consolidated
	Handysize	Supramax/ Ultramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue (1)	52,955	73,082	1,215	127,252	18,946	8,966	2,570	30,482	-	157,734	(10,317)	147,417
Other (1)	873	593	531	1,997	(25)	-	758	733	-	2,730	694	3,424
Total revenue	53,828	73,675	1,746	129,249	18,921	8,966	3,328	31,215	-	160,464	(9,623)	150,841

Voyage expenses	(24,805)	(35,344)	(256)	(60,405)	(3,773)	(2,169)	-	(5,942)	-	(66,347)	(5,166)	(71,513)
Vessel operating costs	(13,053)	(1,679)	846	(13,886)	(5,929)	(4,909)	515	(10,323)	-	(24,209)	7,865	(16,344)
Charter hire costs	(8,418)	(36,680)	(1,468)	(46,566)	(7,990)	-	-	(7,990)	-	(54,556)	276	(54,280)
Depreciation and amortisation	(4,116)	(1,337)	-	(5,453)	(1,578)	(898)	(1,134)	(3,610)	-	(9,063)	2,414	(6,649)
Other	(209)	285	857	933	(439)	(402)	(1)	(842)	-	91	263	354
Costs of sales	(50,601)	(74,755)	(21)	(125,377)	(19,709)	(8,378)	(620)	(28,707)	-	(154,084)	5,652	(148,432)

Gross profit(loss)	3,227	(1,080)	1,725	3,872	(788)	588	2,708	2,508	-	6,380	(3,971)	2,409

Operating profit(loss)	427	(4,053)	(104)	(3,730)	(3,415)	(921)	5,941	1,605	(5,136)	(7,261)	(1,657)	(8,918)
Interest income	604	607	1	1,212	292	131	22	445	-	1,657	288	1,945
Interest expense	(2,331)	(888)	(1)	(3,220)	(1,532)	(398)	(552)	(2,482)	-	(5,702)	2,741	(2,961)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(1,372)	(1,372)
Taxation	(173)	(184)	(3)	(360)	307	268	(2,362)	(1,787)	-	(2,147)	-	(2,147)
(Loss)/profit for the period	(1,473)	(4,518)	(107)	(6,098)	(4,348)	(920)	3,049	(2,219)	(5,136)	(13,453)	-	(13,453)

Impairment loss on ships	-	-	-	-	-	(1,423)	-	(1,423)	-	(1,423)	1,423	-
Capital expenditure	24,995	5,528	122	30,645	-	814	44	858	-	31,503	(824)	30,679

(1) The Group derives its vessel and other revenue over time.

F-22

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

13	LOSS BEFORE TAXATION

Loss before taxation includes the following items that are unusual because of their nature, size or incidences:

	For the six-month period ended 30 June
	2019	2018
	US$’000	US$’000

Gain on disposals of businesses	-	3,255
Gain on deemed disposal of previously held joint venture interest	-	324

14	INCOME TAX EXPENSE

Income tax expense is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	For the six-month period ended 30 June
	2019	2018
	US$’000	US$’000
Current tax
In respect of the current period	611	239
In respect of prior years	(1)	(9)
Capital gains tax	-	1,809
	610	2,039
Deferred tax
In respect of the current period	23	108
	23
	633	2,147

15	DIVIDENDS

No dividends were declared in the six-month period ended 30 June 2019 (30 June 2018: $nil).

F-23

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	CONTINGENT LIABILITIES AND COMMITMENT

Contingent liabilities

(a)	Guarantee from the Group for a joint venture loan from a financial institution:

Tri-View Shipping Pte. Ltd. (“TVS”), entered into a facility agreement with TVS’ related party, Mitsui & Co. Financial Services (Asia) Ltd (“Lender”) on 17 August 2016 for a credit facility of $5,800,000.

Mitsui & Co., Ltd (“Mitsui”), the joint venture partner holding 49% of the shares in TVS, provided a guarantee to the Lender for 100% of the loan amount (“Mitsui’s Guarantee”).

In consideration of Mitsui providing Mitsui’s Guarantee, a guarantee facility agreement between Mitsui and the Group was signed on 17 August 2016. The Group shall provide a guarantee fee to Mitsui for 51% of any amounts to be paid by Mitsui under the Mitsui Guarantee.

At 30 June 2019, the outstanding amount relating to the above loan facility was $2,178,000 (31 December 2018: $2,819,000).

(b)	Financial support from Grindrod Shipping Pte. Ltd. and its subsidiaries to its joint ventures:

At 30 June 2019, the Group has provided financial support to joint ventures of $27,182,000 (31 December 2018: $59,613,000), to enable the companies to meet its obligations as and when they fall due for at least 12 months from the date of signing of their respective financial statements for the financial year ended 31 December 2018 and 2017.

Commitments

The Group entered into shipbuilding contracts for the construction of two supramax bulk carriers in 2018. Under the terms of the agreements, the Group has committed to payments for these ships under construction. The following has been authorised:

	30 June 2019	31 December 2018
	US$’000	US$’000

Due within one year	35,624	47,498

The expenditure will be financed out of cash resources from operations and bank loans.

F-24

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	EARNINGS PER SHARE

	For the six-month period ended 30 June
	2019	2018
	US$’000	US$’000
Loss for the purpose of basic earnings per share
Net loss attributable to the shareholders of the Group	(18,954)	(13,453)
Earnings for the purposes of diluted earnings per share	(18,954)	(13,453)

Number of shares
	For the six-month period ended 30 June
	2019	2018
Weighted average number of ordinary shares for the purpose of basic and diluted earnings per share	19,063,833	19,063,833

	US$	US$
Basic and diluted loss per share	(0.99)	(0.71)

The 743,000 shares granted under 2018 Forfeitable Share Plan (FSP) in 2018 are not included in the calculation of diluted loss per share because they are antidilutive for the six-month period ended 30 June 2019. These shares granted under 2018 FSP could potentially dilute basic earnings per share in the future.

18	EVENTS AFTER THE REPORTING PERIOD

On 8 August 2019, the ship, IVS Okudogo delivered from the Toyohashi shipyard. The agreement for the IVS Okudogo was signed on the 15 May 2018 for a purchase price of US$26,400,000. The vessel was financed with a new facility through IYO Bank Ltd of $15,700,000 and the funds were used to settle the final instalment to the shipyard. The facility bears interest at LIBOR plus a margin of 2% per annum.

F-25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: August 28, 2019

	By:	/s/ Stephen Griffiths
Stephen Griffiths Chief Financial Officer